EXHIBIT 99.1

September 29, 2025

Investment Canada Approval Received, Sandstorm Reminds Shareholders of
Voting Deadline for Upcoming Special Meeting

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to announce that Royal Gold Inc. (“Royal Gold”) has received all government regulatory approvals with respect to competition and foreign investment required for the previously announced acquisition of Sandstorm (the “Sandstorm Transaction”) including the Investment Canada Act, the Competition Act (Canada), and the South African antitrust approval (Competition Act).

The completion of the transaction is subject to customary closing conditions, including, without limitation, the approvals by Royal Gold’s stockholders and Sandstorm’s shareholders, the approval of the Supreme Court of British Columbia, certain conditions to the completion of the Horizon Transaction having been satisfied or waived by Royal Gold, and the listing of shares of Royal Gold’s stock to be issued in the Transaction on Nasdaq. Subject to the satisfaction or waiver of the closing conditions, it is anticipated that the transaction will close early in the fourth quarter of 2025.

Meeting Details

Sandstorm reminds Shareholders of the upcoming deadline to vote at the Company’s special meeting of shareholders (the “Meeting”) to be held on October 9, 2025 at 8:00am (Vancouver Time) to approve the plan of arrangement (the “Arrangement”) with Royal Gold. The deadline for voting Sandstorm Shares by proxy is 8:00 a.m. (Vancouver time) on October 7, 2025.

The Board of Directors of Sandstorm unanimously recommends that the Shareholders vote FOR the resolution approving the Arrangement.

In light of the current Canada Post national labour strike, Shareholders are strongly encouraged to cast their vote online. If you have mailed in your vote, we ask that you recast your vote online to ensure your instructions are received in a timely manner. Shareholders who require voting assistance may contact Sandstorm’s proxy solicitation agent, Laurel Hill Advisory Group at the contact information below.

While the Canada Post strike is ongoing, Registered Shareholders who wish to deposit their letters of transmittal, share certificates and other required documentation, as applicable, should use courier services or hand deliver such documentation to the depositary, Computershare Investor Services Inc., at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

Questions & Voting Assistance

Shareholders who have questions about the Meeting or require assistance in voting may contact the Company’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free | 1-877-452-7184

Outside North America | 1-416-304-0211

By Email | assistance@laurelhill.com

How to Vote

	Registered Shareholders (Shares Held in Your Name and Represented by a Physical Certificate or DRS Advice)	Non-Registered Shareholders (Shares Held with a Broker, Bank or Other Intermediary)
Internet	www.investorvote.com	www.proxyvote.com
Telephone	Call 1-866-732-VOTE (8683) and vote using the 15-digit control number provided in your proxy.	Call the toll-free number listed on your Voting Instruction Form (VIF) and vote using the control number provided therein.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	Kim Bergen
President & CEO	VP, Capital Markets
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. For more information visit: www.sandstormgold.com.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the completion of the Sandstorm transaction with Royal Gold (the “Sandstorm Transaction”) and the timing thereof, the realization of synergies and expected premiums in connection with the Sandstorm Transaction, the identification of future accretive opportunities, permitting requirements and timelines, the future price of the Royal Gold Shares, the results of any preliminary economic assessment, Pre-Feasibility Study or Feasibility Study, the receipt of required approvals for the Sandstorm Transaction, the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable pursuant to the Sandstorm Transaction, the expected production of the Kansanshi gold stream, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, and the expectation and amount of common shares that the Company may purchase under its Normal Course Issuer Bid. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2024 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2025 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.